US SEC EXEMPTION
FILE NO. 82-3572

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

September 29, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the General Information Sheet of JG Summit Holdings, Inc. for the Annual Stockholders' Meeting held on August 6, 2003.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

/mhd/9/29/03

dlw 10/28

US SEC

PSE Code HO-180

OSCAR L. GOMEZ
2003 SEP -3 PM 3:17

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	GIS	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

GENERAL INFORMATION SHEET

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

GIS Form 2001

RECEIVING UNIT Received by:

GENERAL INFORMATION SHEET
STOCK CORPORATION

2003 SEP -3 AM 11 44

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. THIS GIS IS TO BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FOLLOWING THE DATE OF THE ANNUAL MEMBERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE N.A. IF INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION.

2. IF NO MEETING WAS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL/SPECIAL MEETING (AS PROVIDED IN THE BY-LAWS).

3. THIS GIS SHOULD BE CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY, OR THE PRESIDENT, OR ANY DULY AUTHORIZED OFFICER OF THE CORPORATION.

4. SUBMIT SIX (6) COPIES TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BUILDING, EDSA, MANDALUYONG CITY. THE ORIGINAL AND ALL CONFORMED COPIES UNIFORMLY SHOULD BE ON A4 OR LETTER-SIZED PAPER UNDER A STANDARD COVER PAGE. THE ORIGINAL AND ALL CONFORMED PAGES SHALL UTILIZE ONLY ONE SIDE. COMPANIES SUBMITTING A COPY ON A DISKETTE NEED ONLY TO SUBMIT FOUR (4) PAPER COPIES.

5. ALL FILINGS MUST BE WRITTEN IN THE ENGLISH LANGUAGE.

6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THE HEREIN INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED/SUBMITTED.

2003 SEP -3 PM 3 17

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **AUGUST 6, 2003**

============================== PLEASE PRINT LEGIBLY ==============================

REG. NO. **184044**	DATE OF ANNUAL MEETING PER BY-LAWS: **2nd Thursday of June**	FISCAL YEAR END: **December 31**
CORPORATE NAME **JG SUMMIT HOLDINGS, INC.**		
ADDRESS/PRINCIPAL OFFICE BASED ON LATEST ARTICLES OF INCORPORATION: **Metro Manila, Philippines**		DATE REGISTERED: **November 23, 1990**
PRESENT ADDRESS: **43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**		AREA CODE
TELEPHONE NO. **633-7631 to 40**	FAX NO. **633-9387**	CORPORATE TIN **000-775-860**
PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN **Investments**		INDUSTRY CLASSIFICATION **Holding Company** INDUSTRY CODE

PARENT COMPANY REG. NO.	COMPANY NAME AND ADDRESS
N. A.	**None**
SUBSIDIARY/AFFILIATE REG. NO.	COMPANY NAME AND ADDRESS
	See Annex "A"

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T AGENCY SECONDARY LICENSE? Y/N
11	**7**	**P 2,020,000**	**N** REG. NO. **N. A.**

Note: SHADED BOXES ARE FOR SEC PERSONNEL. USE ADDITIONAL SHEET IF NECESSARY.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

================================ PLEASE PRINT LEGIBLY ================================

FINANCIAL PROFILE **(as of July 31, 2003)**

AUTHORIZED CAPITAL

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**14,850,800,000**	**P1.00**	**P14,850,800,000.00**
TOTAL				**14,850,800,000**		**P14,850,800,000.00**

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,974	**Common**		**6,858,696,480**	**P1.00**	**P6,858,696,480**
TOTAL				**6,858,696,480**		**P6,858,696,480**
FOREIGN NATIONALITY	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39	**Common**		**36,577,177**	**P1.00**	**P36,577,177**
TOTAL				**36,577,177**		**P36,577,177**
TOTAL SUBSCRIBED	**2,013**			**6,895,273,657**[A]		**P6,895,273,657**[A]

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,974	**Common**		**6,858,696,480**	**P1.00**	**P6,858,696,480**
TOTAL				**6,858,696,480**		**P6,858,696,480**
FOREIGN NATIONALITY	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39	**Common**		**36,577,177**	**P1.00**	**P36,577,177**
TOTAL				**36,577,177**		**P36,577,177**
TOTAL PAID-UP	**2,013**			**6,895,273,657**[A]		**P6,895,273,657**

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY USED 2a [Y/N] **NO**

[A] **Includes 98,082,000 Treasury Shares.**

K N g

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
================================ PLEASE PRINT LEGIBLY ================================

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCK HLDR	OFFICER	T.I.N. or Passport No. NATIONALITY
1. John Gokongwei, Jr. - Metro Manila	**Y**	**M**	**Y**	**Chairman Emeritus**	**124-294-226 Filipino**
2. Johnson Robert L. Go,Sr. - Metro Manila	**Y**	**M**	**Y**	**Vice Chairman**	**124-294-218 Filipino**
3. James L. Go - Metro Manila	**Y**	**C**	**Y**	**Chairman and Chief Executive Officer**	**124-294-200 Filipino**
4. Lance Y. Gokongwei - Metro Manila	**Y**	**M**	**Y**	**President and Chief Operating Officer**	**116-312-586 Filipino**
5. Lily NgoChua - Cebu City	**N**	**M**	**Y**	**N. A.**	**112-272-273 Filipino**
6. Patrick Henry C. Go - Metro Manila	**N**	**M**	**Y**	**N.A.**	**139-143-209 Filipino**
7. Ignacio Gotao - Metro Manila	**N**	**M**	**Y**	**Senior Vice President**	**124-294-234 Filipino**
8. Gabriel C. Singson - Metro Manila	**N**	**M**	**Y**	**N. A.**	**113-289-393 Filipino**
9. Ricardo J. Romulo - Metro Manila	**N**	**M**	**Y**	**N.A.**	**130-998-357 Filipino**
10. Cornelio T. Peralta - Metro Manila	**N**	**M**	**Y**	**N.A.**	**115-365-627 Filipino**
11. Jose T. Pardo - Metro Manila	**N**	**M**	**Y**	**N. A.**	**116-203-611 Filipino**
12. Eugenie ML. Villena - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President & Chief Financial Officer - Treasurer**	**135-241-720 Filipino**
13. Constante T. Santos - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President - Comptroller**	**116-312-918 Filipino**
14. Rosalinda F. Rivera -Metro Manila	**N**	**N.A**	**N**	**Corporate Secretary**	**185-543-392 Filipino**

INSTRUCTIONS:
FOR **BOARD** COLUMN, PUT "**C**" FOR CHAIRMAN, "**M**" FOR MEMBER.
FOR **INC'R** COLUMN, PUT "**Y**" IF AN INCORPORATOR, "**N**" IF NOT.
FOR **STOCK HLDR** COLUMN, PUT "**Y**" IF A STOCKHOLDER, "**N**" IF NOT.
FOR **OFFICER** COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N.A." IF NOT.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

============================== PLEASE PRINT LEGIBLY ==============================

CORPORATE NAME:
JG SUMMIT HOLDINGS, INC.

STOCKHOLDERS (**as of July 31, 2003**)

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/CLASS	NUMBER	AMOUNT (PhP)		
(See Annex "B")					
			TOTAL		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
=============================== PLEASE PRINT LEGIBLY ================================

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION:	**(as of Dec. 31, 2002)** AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS' RATIFICATION
STOCKS - **Marketable Equity Securities** **Permanent Investments**	**P6,665,350** **P20,410,241,589**		
BONDS/COMMERCIAL PAPER	**None**		
LOANS/CREDITS/ADVANCES	**None**		
GOVERNMENT TREASURY BILLS	**None**		
OTHERS -**Money Market Placements**	**P73,600,000**		
B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES		DATE OF BOARD RESOLUTION	DATE OF MEMBERS' RATIFICATION
NATURE OF SECONDARY PURPOSE **N.A.**		**N.A.**	**N.A.**
C. TREASURY SHARES	**(as of December 31, 2002)**	NO. OF SHARES **98,082,000**	ACQUISITION COST **P 721,848,289**
D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR **After the cost of treasury shares (as of December 31, 2002)**			**P12,295,605,821**
E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR: **(as of December 31, 2002)**			

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND-P0.03 PER SHARE	**P203,915,796**
STOCK DIVIDEND- 10%	**None**
PROPERTY DIVIDEND	**None**
TOTAL	**P203,915,796**

I, **EMMANUEL C. ROJAS, JR., CORPORATE SECRETARY OF THE ANNUAL STOCKHOLDERS' MEETING HELD ON AUGUST 6, 2003 AND ORGANIZATIONAL MEETING OF THE BOARD OF DIRECTORS HELD AUGUST 6, 2003** OF THE ABOVE MENTIONED CORPORATION, DO SOLEMNLY SWEAR AND CERTIFY THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET COMPOSED OF 5 PAGES ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE AND THAT THIS CORPORATION HAS COMPLIED WITH ALL THE REPORTORIAL REQUIREMENTS PROVIDED UNDER THE CORPORATION CODE OF THE PHILIPPINES.

DONE THIS 1ST DAY OF SEPTEMBER, 2003 AT PASIG CITY, METRO MANILA

(SIGNATURE)

SEP 03 2003

SUBSCRIBED AND SWORN TO BEFORE ME THIS ____ DAY OF __________, 2003 AFFIANT EXHIBITED HIS COMMUNITY TAX CERTIFICATE NO. 21580899 ISSUED ON **FEBRUARY 14, 2003** AT **QUEZON CITY.**

ATTY. HECTOR B. CENTENO
NOTARY PUBLIC
UNTIL DECEMBER 31,
PTR NO. 787__791
DATE ISSUED: JAN. 2, 2003
ISSUED AT QUEZON CITY
IBP#
VALID UNTIL

DOC. NO. 343;
PAGE NO. 77;
BOOK NO. 131;
SERIES OF 2003.

NOTE: This **General Information Sheet (GIS)** may be used as prima facie evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.
/kds/

JG SUMMIT HOLDINGS, INC. LIST OF SUBSIDIARIES / AFFILIATES

Annex "A"

	SEC Reg. No.	Company Name	Company Address
1.	163750	Adia Development and Management Corporation	Metro Manila
2.		Bayantrade Dotcom Phils, Inc.	Metro Manila
3.	165084	Brittania Industrial Corporation	Metro Manila
4.	07092	Cambridge Electronics Corporation	Metro Manila
5.		Cambridge Multi-Chem Electronics Corp.	Metro Manila
6.		Cambridge Electronics Europe, Ltd.	Metro Manila
7.		Cebu Air, Inc.	Metro Manila
8.		Cebu Light Industrial Park, Inc.	Cebu
9.	15717	CFC Corporation	Metro Manila
10.	95897	CFC Clubhouse, Inc.	Metro Manila
11.		CFC Clubhouse Property, Inc.	Metro Manila
12.	145111	Digital Telecommunications Phils, Inc.	Metro Manila
13.		Digitel Information Technology Services, Inc.	Metro Manila
14.	006581	Express Holdings, Inc.	Metro Manila
15.		First Private Power Corporation	Metro Manila
16.		Hello Snack Food Corp.	Metro Manila
17.		Hongkong China Foods Co. Ltd.	Hong Kong
18.	116284	Hunt-Universal Robina Corporation	Metro Manila
19.		Jobstreet.com Phils., Inc.	Metro Manila
20.	AS094-003578	JG Cement Corporation	Metro Manila
21.	A200000791	JG Summit Capital Markets Corporation	Metro Manila
22.	141328	JG Summit Capital Services Corporation	Metro Manila
23.	N.A.	JG Summit (Cayman), Ltd.	Cayman Islands
24.	AS094-001800	JG Summit Petrochemical Corporation	Metro Manila
25.	N.A.	JG Summit Philippines, Ltd.	Cayman Islands
26.		Joyco-Universal Robina Corporation	Metro Manila
27.	8503	Litton Mills, Inc.	Metro Manila
28.	50428	Manila Midtown Hotels & Land Corporation	Metro Manila
29.	80627	Mark Electronics Corporation	Metro Manila
30.		Multinational Finance Group, Ltd.	Cayman Islands
31.	AS094-00009006	Nissin-Universal Robina Corporation	Metro Manila
32.		Oriental Petroleum and Minerals Corporation	Metro Manila
33.		Panyu Peggy Foods Co. Ltd.	China
34.	AS091-196526	Premiere Printing Company, Inc.	Metro Manila
35.		Presto Trading Co. Ltd.	Thailand
36.		PT URC Indonesia	Indonesia
37.		Ricellent Sdn. Bhd.	Malaysia
38.	AS094-008939	Robinson's Homes, Inc.	Metro Manila
39.	156497	Robinson's Inn, Inc.	Metro Manila
40.		Robinson's Land (Cayman), Ltd.	Cayman Islands
41.	93269-A	Robinsons Land Corporation	Metro Manila
42.		Robinsons Realty and Management Corporation	Metro Manila
43.		Robinsons Savings Bank Corporation	Metro Manila
44.	158114	Savannah Industrial Corporation	Metro Manila
45.	35198	Southern Negros Development Corporation	Negros Occidental
46.		Shanghai Peggy Foods Co. Ltd.	China
47.		Sterling Holdings and Securities Corporation	Metro Manila
48.	A200006390	Summit Forex Brokers Corporation	Metro Manila
49.		Telegraph Developments, Ltd.	Cayman Islands
50.	167988	Terai Industrial Corporation	Metro Manila
51.		Tianjin Pacific Foods Manufacturing Co. Ltd.	China
52.	AS094-00009835	Trion Homes Development Corporation	Metro Manila
53.	94482	Unicon Insurance Brokers Corporation	Metro Manila
54.		United Industrial Corporation Limited	Singapore
55.	011556	Universal Consolidated Corporation	Metro Manila
56.	N.A.	Universal Robina (Cayman), Ltd.	Cayman Islands
57.	9170	Universal Robina Corporation	Metro Manila
58.	146242	Universal Robina Sugar Milling Corporation	Metro Manila
59.		URC Asean Brands Co., Ltd.	British Virgin Islands
60.		URC Hongkong Co. Ltd.	Hong Kong
61.		URC International Co. Ltd.	British Virgin Islands
62.		URC Foods (Singapore) Pte. Ltd.	Singapore
63.		URC Snack Foods (Malaysia) Sdn. Bhd.	Malaysia
64.		URC (Thailand) Co. Ltd.	Thailand
65.	161356	Westpoint Industrial Mills Corporation	Metro Manila
66.		Xiamen-Tongan Pacific Foods Co. Ltd.	China
67.		CP Air Holdings, Inc.	Metro Manila
68.		Digitel Mobile Philippines, Inc.	Metro Manila
69.		Digitel Capital Philippines, Ltd.	Cayman Islands
70.		JG Summit Limited	British Virgin Islands
71.		URC Philippines, Ltd.	British Virgin Islands
72.		JGSH Philippines, Limited	British Virgin Islands

Annex "B"

JG SUMMIT HOLDINGS, INC.
LIST OF TOP 20 STOCKHOLDERS
As of July 31, 2003

	STOCKHOLDERS' NAME	NUMBER OF SHARES
1	GOKONGWEI JR., JOHN	1,734,450,649
2	GOKONGWEI BROTHERS FOUNDATION INC.	1,129,135,267
3	EQUITABLE PCI BANK NO. 203-78848-4	1,033,319,225
4	PCD NOMINEE CORPORATION - (FILIPINO)	802,350,035
5	EXPRESS HOLDINGS, INC.	284,676,715
6	GO, JOHNSON ROBERT L.	239,669,172
7	GOKONGWEI, LANCE Y. &/OR ELIZABETH GOKONGWEI	234,845,280
8	GO, JAMES L.	196,616,656
9	GOKONGWEI, JOHN &/OR LANCE GOKONGWEI	141,030,450
10	GOSOTTO & CO., INC.	115,644,494
11	NGO CHUA, LILY	74,342,275
12	PE, ROBINA GOKONGWEI &/OR ELIZABETH GOKONGWEI	72,345,278
13	UNIVERSAL ROBINA CORPORATION	57,663,430
14	GOKONGWEI, LIZA YU &/OR ELIZABETH GOKONGWEI	54,200,000
15	NICRIS DEVELOPMENT CORPORATION	38,073,252
16	NGOCHUA, CATALINO S.	36,907,869
17	ONG, FAITH GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
18	SY, MARCIA GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
19	TANG, HOPE GOKONGWEI &/OR ELIZABETH GOKONGWEI	36,100,000
20	PCD NOMINEE CORPORATION- (NON-FILIPINO)	34,837,947
		6,388,407,994

JG SUMMIT HOLDINGS, INC.

2003 SEP 3 AM 11 44

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

UNIT
Received by: ______

CERTIFICATION

KNOW ALL MEN BY THESE PRESENTS:

That I, EMMANUEL C. ROJAS, JR., of legal age, Filipino, married, and with office address at 40/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City, Metro Manila, after having been duly sworn to in accordance with law, hereby certify:

That I am the Corporate Secretary of the Annual Stockholders' Meeting held on August 6, 2003 and Organizational Meeting of the Board of Directors held on August 6, 2003 of **JG SUMMIT HOLDINGS, INC.,** a corporation duly organized and existing under the laws of the Philippines, with office address at 43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila;

That the diskette attached herewith labeled " JG Summit Holdings, Inc. General Information Sheet (GIS) for 2003" contains the exact data stated in the hard copies of the General Information Sheet for 2003 of JG Summit Holdings, Inc.

Issued this 1st day of September, 2003 at Metro Manila, Philippines.

EMMANUEL C. ROJAS, JR.

SUBSCRIBED AND SWORN to before me this SEP 0 3 2003 day of ______, 2003 at QUEZON CITY affiant exhibited to me his Community Tax Certificate No. 21580899 issued at Quezon City on February 14, 2003.

Doc. No.: 9404;
Page No.: 79;
Book No.: 521-9
Series of 2003.

ATTY. HECTOR B. CENTENO
NOTARY PUBLIC
PTR NO. 3970379
DATE ISSUED JAN. 2, 2003
ISSUED AT QUEZON CITY
VALID UNTIL DEC. 31, 2003

/kds/